Filed pursuant to Rule 433
May 2, 2006
Relating to
Pricing Supplement No. 55 dated May 2, 2006 to
Registration Statement No. 333-131266

Page 1

Fixed Income	Interest Rate Products
North America
Structured Securities
5 Year Non-Call 3 Year

3-Month USD LIBOR Linked Range Accrual Notes

New York	+1 212 761 1964	Term Sheet
London	+44 20 7677 7797
Hong Kong	+852 2848 5096

Final Terms

Summary:	As long as the Notes are outstanding, interest will accrue at a rate of 3-Month USD Libor + 0.60% per annum for each calendar day that 3-Month USD LIBOR sets at greater than 0.0% and less than or equal to the Topside Barrier. If on any calendar day, 3-Month USD LIBOR sets at less than or equal to 0.0% or above the Topside Barrier, interest will accrue at a rate of 0.0% for that day.

Issuer:	Morgan Stanley

Agent:	Morgan Stanley & Co. Incorporated

The Notes:	3-Month USD LIBOR Linked Range Accrual Notes

Principal Amount:	USD $25,000,000

Issue Date:	May 17, 2006

Maturity Date:	May 17, 2011

Reference Rate:	3-Month USD LIBOR-BBA, as taken from Telerate page 3750 as of 11:00 a.m.
London time.

Issue Price:	100%

Interest:	Interest will be paid quarterly on each Interest Payment Date, in arrears, at the rate set forth below. Interest for each Interest Accrual Period will be calculated on an Act/Act day-count basis, with no adjustment to period end dates and using the Following Business Day payment convention.

Interest =

Reference Rate + 0.60% * (N/Act); where

“N” is the total number of calendar days in the applicable Interest Accrual Period that the Reference Rate sets greater than 0.00% and less than or equal to the Topside Barrier; and

Interest Rate Products

“ACT” is the total number of calendar days in the applicable Interest Accrual Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a London Banking Day, the Reference Rate will revert to the setting on the previous London Banking Day.

Interest Reset Dates:	The Reference Rate level will be reset on each February 17, May 17, August 17 and November 17, beginning May 2006, using the Reference Rate level two (2) London Banking Days prior to each Interest Reset Date.

Interest Payment Dates:	Each February 17, May 17, August 17 and November 17, beginning August 2006 and ending on the Maturity Date.

Interest Accrual Period:	The quarterly period from and including the Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Rate Cut-Off:	For each Interest Accrual Period and the period from and including the 7th New York Banking Day prior to the related Interest Payment Date to but excluding that Interest Payment Date (the “Rate-Cut-Off Period”), the Reference Rate for purposes of determining the amount payable for each day during the Rate Cut-Off Period will be set seven New York Banking Days prior to the related Coupon Payment Date using the Reference Rate for the London Banking Day immediately preceding the start of the Rate Cut-Off Period, and will remain in effect until the related Interest Payment Date.

Call Feature:	Callable by the Issuer, in whole, at Par, on May 17, 2009 and on each Interest Payment Date thereafter with five Business Days notice.

Topside Barrier:	7.25%

Principal Redemption at
Maturity or Call Date:	100%

Business Days:	New York

Listing:	Not listed

Minimum Coupon:	0.00%

CUSIP:	61745ETV3

Minimum Denomination:	$1,000 and increments of $1,000 thereafter

Issuance Format:	US SEC Registered MTN

Settlement Type:	DTC

Interest Rate Products

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006

The Americas 1585 Broadway New York , New York 10036-8293 Tel: (212) 761-4000	Europe 25 Cabot Square, Canary Wharf London E14 4QA , England Tel: (44 20) 7425-8000	Japan 20-3, Ebisu 4-chome, Shibuya-ku Tokyo 150-6008, Japan Tel: (81 3) 5424-5000	Asia Pacific Three Exchange Square Hong Kong Tel: (852) 2848-5200

Risk Factors

Issuer Credit Risk
Investors are subject to the credit risk of the Issuer. The credit ratings assigned to the Issuer represent the Rating Agencies’ opinion regarding its credit quality and are not a guarantee of quality. Rating Agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to the Issuer may not fully reflect the true risks of an investment in the Notes.

Market Risk
There are various factors that affect the market value of the Notes. These include, but are not limited to, the general level of interest rates, shape of the yield curve and level of implied interest rate volatility. Accordingly, the secondary market price of the Notes will depend primarily on all of the above factors, perceptions of issuer credit quality and remaining time to maturity.

Call Risk
The Issuer retains the option to call the Notes after the stated period of time, with the stated frequency and prior to the defined notice date(s). It is more likely that the Issuer will redeem the Notes prior to their stated Maturity Date to the extent that the Reference Rate moves lower and/or results in an amount of interest greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to their stated Maturity Date, investors may have to re-invest proceeds in a lower rate environment.

Interest Income Risk
The return on the Notes is linked to the future path of 3-Month USD LIBOR. If on any given day during the term of the Notes the Reference Rate is not within the range specified in the Notes, interest will accrue at a rate of 0.0% for that day. As a result the interest payable on an Interest Payment Date could, under certain circumstances, equal zero.

Liquidity Risk
Though it intends to do so, Morgan Stanley is not obligated to make a secondary market in these Notes. Where Morgan Stanley does purchase Notes, the bid/offer spread in most cases may be wider than plain-vanilla corporate and agency bonds. Due to the above factors, 100% of the principal amount is only protected at maturity. There is a risk that the investor may receive substantially less that 100% should they wish to sell their Notes prior to maturity.

Conflicts of Interest
Morgan Stanley may, at present or in the future, publish research reports with respect to movements in interests rates generally or the Reference Rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.